Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	2003 Predecessor				2003 Successor / Predecessor								Successor
	Fiscal year ended July 31,		16 weeks ended November 24, 2003		36 weeks ended July 31, 2004	21 weeks ended December 26, 2004		Fiscal year ended December 25, 2005		Nine months ended September 24, 2006	Fiscal year ended December 31, 2006	January 1, 2007 through April 2, 2007	Six months ended September 30, 2007
	2002	2003
	(In thousands)
Fixed charges as defined:
Interest expense	$14,513	$11,592	$9,310		$26,240	$26,260		$71,104		$66,705	$86,615	$39,079	$84,531
One-third of non-cancelable lease rent	1,473	1,119	317		845	499		2,062		1,547	2,026	1,061	2,123

Total fixed charges (A)	15,986	12,711	9,627		27,085	26,759		73,166		68,252	88,641	40,140	86,654

Earnings as defined:
Earnings (loss) before income taxes	16,112	13,964	(4,580)		(87,070)	(15,281)		(43,602)		23,746	60,022	(60,365)	(53,095)
Add fixed charges	15,986	12,711	9,627		27,085	26,759		73,166		68,252	88,641	40,140	86,654

Earnings and fixed charges (B)	32,098	26,675	5,047		(59,985)	11,478		29,564		91,998	148,663	(20,225)	33,559

Ratio of earnings to fixed charges: (B/A)	2.01	2.10	NM	(1)	NM (2)	NM	(2)	NM	(2)	1.35	1.68	NM (2)	0.39

(1)	“NM” means “not meaningful.” The 2003 Predecessor’s earnings for the 16 weeks ended November 24, 2003 were insufficient to cover fixed charges by $4.6 million.
(2)	The 2003 Successor/Predecessor's earnings for the period January 1 to April 2, 2007, fiscal 2005, the 21 weeks ended December 26, 2004 and the 36 weeks ended July 31, 2004 were insufficient to cover fixed charges by $60.4 million, $43.6 million, $15.3 million and $87.1 million, respectively.